Exhibit 99.1

Renren Announces Unaudited First Quarter 2014 Financial Results

BEIJING, China, May 21, 2014 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real-name social networking internet platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Highlights

•                  Total net revenues were US$24.9 million, a 39.9% decrease from the corresponding period in 2013.

•                  Renren net revenues were US$12.2 million, a 17.3% decrease from the corresponding period in 2013.

•                  Games net revenues were US$12.7 million, a 52.5% decrease from the corresponding period in 2013.

•                  Gross profit was US$8.7 million, a 65.2% decrease from the corresponding period in 2013.

•                      Operating loss was US$29.2 million, compared to an operating loss of US$20.4 million in the corresponding period in 2013.

•                      Net income attributable to the Company was US$32.3 million, compared to a net loss of US$3.1 million in the corresponding period in 2013.

•                      Adjusted net income (1) (non-GAAP) was US$36.1 million, compared to an adjusted net income of US$0.5 million in the corresponding period in 2013.

“First quarter revenues, as expected, remained under pressure from the challenges in advertising and gaming that we have faced for some quarters.  On the positive side, the portion of advertising from mobile is growing and the interest from brand advertisers for the young target demographic that Renren serves is notably increasing. Meanwhile, we are pleased to see strong growth in the amount of UGC videos uploaded to our on-line video site, 56.com, along with its increasing traffic”, commented Joseph Chen, Chairman and Chief Executive Officer. “We remain committed in building and realizing long-term value for our shareholders.”

First Quarter 2014 Results

Total net revenues for the first quarter of 2014 were US$24.9 million, representing a 39.9% decrease from the corresponding period in 2013.

Renren net revenues were US$12.2 million, representing a 17.3% decrease from the corresponding period of 2013. Within Renren net revenues, online advertising revenues were US$7.8 million for the first quarter of 2014, a 19.2% decrease from the corresponding period of 2013. The decrease was due to increasing competition and traffic migration to mobile. Internet Value-Added Services (IVAS) revenues were US$4.4 million, representing a 13.6% decrease from the corresponding period in 2013. The number of accumulated activated users on renren.com increased from approximately 184 million as of March 31, 2013 to approximately 210 million as of March 31, 2014. Monthly unique log-in users in March 2014 was approximately 51 million, compared to approximately 57 million in March 2013 and approximately 45 million in December 2013.

Games net revenues were US$12.7 million for the first quarter of 2014, a 52.5% decrease from the corresponding period of 2013.  The decrease was due to previously launched games having reached mature stages and the earlier disclosed delay of new games release.

(1)    Adjusted net income (loss) is a non-GAAP measure, which is defined as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

Cost of revenues was US$16.2 million, a 1.0% decrease from the corresponding period of 2013.

Operating expenses were US$38.0 million, a 16.7% decrease from the corresponding period of 2013.

Selling and marketing expenses were US$10.8 million, a 16.0% decrease from the corresponding period of 2013. The decrease was primarily due to the decreased marketing related expenses and promotions for online games.

Research and development expenses were US$15.7 million, a 30.5% decrease from the corresponding period in 2013. The decrease was primarily due to headcount reduction and decrease in personnel related expenses.

General and administrative expenses were US$11.4 million, a 12.1% increase from the corresponding period in 2013.  The increase was primarily due to the increase in office rents and share-based-compensation expenses.

Share-based compensation expenses, which were all included in operating expenses, were US$3.4 million, compared to US$3.2 million in the corresponding period in 2013.

Operating loss was US$29.2 million, compared to an operating loss of US$20.4 million in the corresponding period in 2013.

Realized gain on short-term investments was US$27.1 million, compared to US$15.1 million in the corresponding period in 2013. The gain was primarily derived from the sale of marketable securities.

Gain on disposal of equity method investment, net of income taxes was US$57.1 million, due solely to the one-time gain from the disposal of our remaining equity interest in Nuomi.

Net income attributable to the Company was US$32.3 million, compared to a net loss of US$3.1 million in the corresponding period in 2013. This was primarily due to the US$57.1 million gain on the disposal of equity method investment.

Adjusted net income (non-GAAP) was US$36.1 million, compared to an adjusted net income of US$0.5 million in the corresponding period in 2013. The increase was primarily due to the US$57.1 million gain on the disposal of equity method investment. Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

Share Repurchase Program Update and Extension

As of May 20, 2014, Renren had repurchased approximately 22.4 million ADSs under the current repurchase program for a total consideration of US$68.4 million.  The current share repurchase program will expire on June 27, 2014.  Our board has recently authorized another share repurchase program of US$100 million for one year effective from June 28, 2014.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$21 million to US$23 million in the second quarter of 2014, representing a 47.1% to 51.7% year-over-year decline. This forecast reflects Renren’s current and preliminary view, which is subject to change.

Conference Call Information

Management will host an earnings conference call at 9:00 p.m. Eastern Time on Wednesday, May 21, 2014 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, May 22, 2014).

Interested parties may participate in the conference call by dialing the numbers below and entering passcode 10-15 minutes prior to the initiation of the call.

Dial-in Information:

US: +1 845-675-0437
Hong Kong: +852-2475-0994
China: +86 800-819-0121
International: + 65-6723-9381
Passcode: Renren

A replay of the call will be available for one week and dial-in information is as follows:

International: + 61 2-8199-0299
Passcode: 45186498

This call will be webcast live and the replay will be available on Renren’s corporate web site at http://ir.renren-inc.com for 12 months.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, watch videos and enjoy a wide range of other features and services. Renren’s businesses primarily include the main social networking website renren.com, the game development and operating platform Renren Games, and the user-generated content focused video sharing website 56.com. Renren.com had approximately 210 million activated users as of March 31, 2014. Renren’s American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for the second quarter of 2014 and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted net income (loss)” which is defined as “a non-GAAP financial measure” by the SEC, in evaluating its business. We define adjusted net income (loss) as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Cynthia Liu

Investor Relations

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares, per shares, ADS, and per ADS data)	December 31, 2013	March 31, 2014

ASSETS

Current assets:
Cash and cash equivalents	$154,308	$242,619
Term deposits	492,699	339,478
Short-term investments	301,995	403,225
Accounts and notes receivable, net	15,958	11,425
Prepaid expenses and other current assets	34,080	35,489
Amounts due from related parties	62,411	527
Deferred tax assets-current	628	628
Equity method investment-current	60,508	—
Total current assets	1,122,587	1,033,391

Non-current assets:
Property and equipment, net	58,560	56,269
Intangible assets, net	27,397	26,303
Goodwill	61,407	59,800
Long-term investments	107,842	144,833
Deferred tax assets-non-current	1,109	1,102
Other non-current assets	6,784	24,261
Total non-current assets	263,099	312,568
TOTAL ASSETS	$1,385,686	$1,345,959

LIABIILITIES AND EQUITY

Current liabilities:
Accounts payable	$10,170	$9,232
Accrued expenses and other payables	33,314	29,790
Amounts due to related parties	61,062	198
Deferred revenue and advance from customers	8,639	7,427
Derivative contract liabilities	—	6,934
Income tax payable	2,077	7,964
Total current liabilities	115,262	61,545

Non-current liabilities:
Other non-current liabilities	156	266
Total non-current liabilities	156	266
TOTAL LIABILITES	115,418	61,811

Shareholders’ Equity:
Class A ordinary shares	790	770
Class B ordinary shares	305	305
Additional paid-in capital	1,285,283	1,265,336
Statutory reserves	6,712	6,712
Accumulated deficit	(197,726)	(165,409)
Accumulated other comprehensive income	174,781	176,312
Total Renren Inc. shareholders’ equity	1,270,145	1,284,026
Noncontrolling Interests	123	122
TOTAL EQUITY	1,270,268	1,284,148
TOAL LIABIILITIES AND EQUITY	$1,385,686	$1,345,959

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended
(Amounts in US dollars, in thousands, except shares, per shares, ADS, and per ADS data)	March 31, 2013	December 31, 2013	March 31, 2014

Net revenues
Renren	$14,796	$15,129	$12,235
Games	26,658	15,557	12,660
Total net revenues	41,454	30,686	24,895

Cost of revenues	(16,325)	(17,737)	(16,160)

Gross profit	25,129	12,949	8,735

Operating expenses:
Selling and marketing	(12,840)	(19,610)	(10,791)
Research and development	(22,533)	(17,843)	(15,669)
General and administrative	(10,193)	(14,409)	(11,423)
Impairment of intangible assets	—	(208)	(66)
Restructuring cost	—	(3,475)	—

Total operating expenses	(45,566)	(55,545)	(37,949)

Loss from operations	(20,437)	(42,596)	(29,214)

Other income	257	603	265
Exchange gain (loss) on offshore bank accounts	(6)	1,036	(2,527)
Interest income	3,733	2,888	2,733
Realized gain on short-term investments	15,073	9,049	27,093
Impairment of short-term investments	—	(2,098)	—
Impairment of equity method investments	—	(23,025)	—

Loss before provision of income tax, earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	(1,380)	(54,143)	(1,650)
Income tax benefit	80	7,054	19

Loss before earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	(1,300)	(47,089)	(1,631)
(Loss) earnings in equity method investments, net of income taxes	5,143	17,974	(23,145)
Income (loss) from continuing operations	3,843	(29,115)	(24,776)

Discontinued operation
Loss from operations of discontinued operations, net of income taxes	(6,997)	(2,720)	—
Gain on deconsolidation of the subsidiaries	—	132,665	—
Gain on disposal of equity method investment, net of income taxes	—	—	57,092
Gain (loss) from discontinued operations, net of income taxes	(6,997)	129,945	57,092

Net income (loss)	(3,154)	100,830	32,316
Net loss attributable to noncontrolling interests	17	—	1

Net income (loss) attributable to Renren Inc.	$(3,137)	$100,830	$32,317

Net income (loss) per share from continuing operations attributable to Renren Inc.shareholders per share:
Basic	$0.00	$(0.03)	$(0.02)
Diluted	$0.00	$(0.03)	$(0.02)
Net income (loss) per share from discontinued operations attributable to Renren Inc.shareholders per share:
Basic	$(0.01)	$0.12	$0.05
Diluted	$(0.01)	$0.12	$0.05
Net income (loss) per share attributable to Renren Inc. shareholders per share:
Basic	$(0.00)	$0.09	$0.03
Diluted	$(0.00)	$0.09	$0.03
Net income (loss) attributable to Renren Inc. shareholders per ADS:
Basic	$(0.01)	$0.27	$0.09
Diluted	$(0.01)	$0.27	$0.09

Weighted average number of shares used in calculating net income (loss) per ordinary share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,132,823,805	1,106,742,708	1,082,856,840
Diluted	1,160,711,624	1,106,742,708	1,082,856,840
Weighted average number of shares used in calculating net income (loss) per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,132,823,805	1,106,742,708	1,082,856,840
Diluted	1,160,711,624	1,117,484,147	1,092,355,990

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

Adjusted net income

	For the Three Months Ended
	March 31,	December 31,	March 31,
(Amounts in US dollars, in thousands)	2013	2013	2014

Net income (loss)	$(3,154)	$100,830	$32,316
Add back: Shared-based compensation expenses	3,235	3,188	3,351
Add back: Amortization of intangible assets	391	456	319
Add back: Impairment of intangible assets	—	208	66
Adjusted net income	$472	$104,682	$36,052